Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: December 14, 2021

The following is a presentation made to investors and analysts by Rentokil Initial plc and posted on its website, rentokil-initial.com, on December 14, 2021:

Restricted - External Creating the Global Leader in Pest Control and Hygiene & Wellbeing A Transformational Combination. 14 December 2021

THIS PRESENTATION CONTAINS INSIDE INFORMATION NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION This presentation is not a prospectus and this presentation does not constitute or form part of, and should not be construed as, any offer, invitation or recommendation to purchase, sell or subscribe for any securities in any jurisdiction and neither the issue of the information nor anything contained herein shall form the basis of or be relied upon in connection with, or act as an inducement to enter into, any investment activity . This is a presentation and any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus once published . This presentation is not a circular or equivalent document and investors and prospective investors should not make any investment decision on the basis of its contents . A circular and prospectus in relation to the transaction described in this presentation will each be published in due course . Cautionary Note Regarding Forward Looking Statements Additional Information About The Proposed Transaction And Where To Find It In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc . (“Terminix”), Rentokil will file with the U . S . Securities and Exchange Commission (the “SEC”) a registration statement on Form F - 4 , which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil . Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction . The definitive proxy statement/prospectus will be sent to the shareholders of Terminix . Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders . This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction . BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS . The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www . sec . gov . In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors . terminix . com, upon written request delivered to Terminix at 150 Peabody Pl . , Memphis, TN 38103 , USA, Attention : Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at + 1 901 - 597 - 1400 or by email at deidre . richardson@terminix . com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https : // www . rentokil - initial . com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH 10 9 PY, England, Attention : Katharine Rycroft, or by calling Rentokil by telephone at + 44 (0) 7811 270734 or by email at katharine . rycroft@rentokil - initial . com . This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U . S . Securities Act of 1933 , as amended . Participants in the Solicitation of Proxies This communication is not a solicitation of proxies in connection with the proposed transaction . However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction . Information about Terminix’s directors and executive officers may be found on its website at corporate . terminix . com/responsibility/corporate - governance and in its 2020 Annual Report on Form 10 - K filed with the SEC on February 26 , 2021 , available at investors . terminix . com and www . sec . gov . Information about Rentokil’s directors and executive officers may be found on its website at https : // www . rentokil - initial . com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31 , 2021 , available on its website at https : // www . rentokil - initial . com . These documents can be obtained free of charge from the sources indicated above . Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available . Information Regarding Forward - Looking Statements This communication contains forward - looking statements as that term is defined in Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended by the Private Securities Litigation Reform Act of 1995 . Forward - looking statements can sometimes be identified by the use of forward - looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward - looking statements include such identifying words . Forward - looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions . Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward - looking statements . We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward - looking statements . Important factors that could cause actual results to differ materially from such plans, estimates or expectations include : a condition to the closing of the proposed transaction may not be satisfied ; the occurrence of any event that can give rise to termination of the proposed transaction ; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated ; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction ; Rentokil is unable to promptly and effectively integrate Terminix’s businesses ; management’s time and attention is diverted on transaction related issues ; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships ; the credit ratings of Rentokil declines following the proposed transaction ; legal proceedings are instituted against Terminix or Rentokil ; Terminix or Rentokil is unable to retain or hire key personnel ; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results ; evolving legal, regulatory and tax regimes ; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man - made disasters, civil unrest, pandemics (e . g . , the coronavirus (COVID - 19 ) pandemic (the “COVID - 19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U . S . or U . K . administration ; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber - attack, power loss, telecommunications failure or other natural or man - made event, including the ability to function remotely during long - term disruptions such as the COVID - 19 pandemic ; the impact of public health crises, such as pandemics (including the COVID - 19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies ; actions by third parties, including government agencies ; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations ; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions ; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction ; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at morningstar . co . uk/uk/NSM and on its website at https : //www . rentokil - initial . com ; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward - Looking Statements” sections in Terminix’s reports filed with the SEC . These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular . While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties . Unlisted factors may present significant additional obstacles to the realization of forward - looking statements . We caution you not to place undue reliance on any of these forward - looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward - looking statements contained in this communication . Except as required by law, neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof . Nothing in this presentation should be construed as a profit estimate or profit forecast . No statement in this presentation, including statements that the transaction is accretive to earnings per share, or enhancing to operating margins should be interpreted to mean that earnings per share or operating margins of Rentokil Initial or Terminix for the current or future financial years would necessarily match or exceed the historical published earnings per share or core operating margins of Rentokil Initial or Terminix . Completion of the transaction is subject to the satisfaction of several conditions as more fully described in this presentation . Consequently, there can be no certainty that the completion of the transaction will be forthcoming . Certain figures contained in this presentation, including financial information, have been subject to rounding adjustments . Accordingly, in certain instances, the sum or percentage change of the numbers contained in this presentation may not conform precisely with the total figure given . Except as explicitly stated in this presentation, none of the contents of Rentokil Initial’s or Terminix’s websites, nor any website accessible by hyperlinks on Rentokil Initial’s or Terminix’s websites, is incorporated in or forms part of, this presentation . Unless otherwise stated : financial information relating to Rentokil Initial has been extracted or derived from the audited results for the twelve months ended 31 December 2020 (prepared in accordance with IFRS); and financial information relating to Terminix has been extracted or derived from the audited results for the twelve months ended 31 December 2020 (prepared in accordance with US GAAP) . All Terminix financial information in this announcement is presented following US GAAP and may be different in the Circular and Prospectus, which will be prepared under IFRS and Rentokil Initial’s accounting policies . D iscla im e r 1 Restricted - External

Agenda

1. Introducing a Transformational Combination
2. Compelling Strategic Rationale
3. Delivering Significant Value to Shareholders
4. Colleagues, Customers and ESG
5. Conclusion
6. Q&A



Andy Ransom
Chief Executive Officer



Stuart Ingall-Tombs
Chief Financial Officer

2

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Rentokil Initial TERMINIX

Introducing a Transformational Combination

Compelling Industrial Logic	• Increased scale and leadership in the global pest control market. • Substantially increased scale in North America, providing an enlarged platform for profitable growth. • A complementary and synergistic portfolio combination. • An attractive financial profile.
Pro Forma Financials (FY 2020)	• Revenues of US$5.7bn (£4.3bn), of which 75% from Pest Control. • EBITDA of US$1.2bn (£897m). • Free Cash Flow of US$608m (£458m). • Targeting net debt to EBITDA of 2.0-2.5x in the medium term consistent with BBB rating.
Significant Value for Shareholders	• Material annual pre-tax net cost synergies of at least US$150m (£113m) by year three. • Transaction expected to deliver mid-teens percent accretion to Rentokil Initial's earnings per share in the first full year post completion.[1] • Transaction values Terminix at: 19.3x 2021E consensus EBITDA pre synergies; and 13.9x 2021E consensus EBITDA pro forma for aggregate cost synergies across the Combined Group of $150m.[2]
Governance, Listing and Timetable	• Chairman, CEO and CFO of Rentokil Initial will lead the Combined Group; one non-executive director to be added to the Rentokil Initial Board from the Terminix Board. • Combined Group to be incorporated, headquartered and domiciled in the UK. • Trading on the LSE and will list ADSs on the NYSE. • Expected closing in H2 2022: ➢ Subject to, among other things, shareholder approval on both sides and U.S. regulatory approval.

Note: GBP/USD rate of 1.3273 as per 10 December 2021 used to form Combined Group. Calculated using Terminix financial results in US GAAP and Rentokil Initial results in accordance with IFRS. Subject to amendment by Rentokil Initial when stated in the Circular and Prospectus and based on Rentokil Initial's accounting policies. [1] Earnings accretion is not a profit forecast [2] Source: FactSet for consensus

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Restricted - External Compelling Strategic Rationale 4

01 02 Increased scale and leadership in the global pest control market. Substantially increased scale in North America, providing an enlarged platform for profitable growth. A Combination with a Highly Compelling Industrial Logic 03 04 A complementary and synergistic portfolio combination. An attractive financial profile. 5 Restricted - External

• Combined Group will become the leading global pest control company. • c.4.9 million customers worldwide. • Two outstanding pest control companies with complementary strengths - Terminix in North America Residential & Termite sectors and Rentokil Initial in global Commercial pest control. • Well positioned in an attractive global industry (of which NA is c.50%) benefitting from structural growth drivers. Estimated annual growth at 4.5% - 5%+ over the medium term. • Combination adds c.84% to the size of Rentokil Initial's Pest Control business in Revenue. • Significantly enhanced network and route density will bring combined group closer to customers, less driving time to and from visits. Highly Compelling Industrial Logic / 1 Consistent structural growth over the last five years Increased scale and leadership in the global pest control market 01 6 Note: GBP/USD rate of 1.3273 as per 10 December 2021 used to form Combined Group. Calculated using Terminix financial results in US GAAP and Rentokil Initial results in accordance with IFRS. Subject to amendment by Rentokil Initial when stated in the Circular and Prospectus and based on Rentokil Initial's accounting policies. Restricted - External

• The world’s largest pest control market - our strategic focus. • Highly competitive and fragmented, with 20,000 pest control companies, half of the world’s total. • Rentokil Initial is currently a leading brand in commercial pest control. • Terminix is the most recognised brand for termite and pest management in the US – 375 locations / 47 states / 50k customer visits each day. • Combination adds c.US$1.9bn pest control revenues in North America. • Creates pest control leader in North America. • Creates additional scale which will enable further investments in people, service, quality, innovation, digital technology & applications and sustainability. • New science and innovation centre in the US focused on termite and residential pest control. North America is the world’s largest pest control market Highly Compelling Industrial Logic / 2 02 Substantially increased scale in North America, providing an enlarged platform for profitable growth 7 Note: GBP/USD rate of 1.3273 as per 10 December 2021 used to form Combined Group. Calculated using Terminix financial results in US GAAP and Rentokil Initial results in accordance with IFRS. Subject to amendment by Rentokil Initial when stated in the Circular and Prospectus and based on Rentokil Initial's accounting policies. Restricted - External

Highly Compelling Industrial Logic / 3

03 A complementary and synergistic portfolio combination

- A strong operational and cultural fit, creating **significant synergy opportunities.**
- **Complementary service lines and geographic footprint** from which to build greater route density and increased operational efficiencies.
- Rentokil Initial is a **leader in innovation and technology** – creating services and products that can be rolled out to Terminix's 2.9m pest control customers.
- Combined Group will be committed to creating **high-quality working environment** for employees.
- Further differentiation from competition through **strong focus on people, customers and ESG.**
- **Attractive synergy potential** – at least US$150m (£113m) net cost synergies by the third full year post completion.

Executing against a similar playbook



People
Employer of Choice
Health & Safety
Customers
Great Service
Customer Retention
Growth
Organic Revenue Growth
New Business
Additional Services to Customer
Price
Profit and margins
Innovation & Digital
Density
Low Cost Model
Profit Growth
Capital allocation model and returns
Cash
M&A
Dividend
Shareholder Value
ESG
Impact on Society
Operational Model.

Utilising our strength in Innovation & Digital

- ✓ Rentokil Initial's innovation pipeline – 50+ solutions.
- ✓ Leverage Rentokil Initial's scalable and proven connected / IOT platform.
- ✓ Use of technology to lower cost to serve and improve customer access to data.
- ✓ Significantly larger customer base to target.
- ✓ Improving sustainability of products and reducing environmental impact.

Note: GBP/USD rate of 1.3273 as per 10 December 2021 used to form Combined Group.
Calculated using Terminix financial results in US GAAP and Rentokil Initial results in accordance with IFRS. Subject to amendment by Rentokil Initial when stated in the Circular and Prospectus and based on Rentokil Initial's accounting policies.

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Highly Compelling Industrial Logic / 4

Rentokil Initial TERMINIX

04 An attractive financial profile

- **Balance sheet strength to support growth** through continued investments in people, innovation, digital technologies and sustainability, and through further M&A.
- **Highly cash generative** - combined pro forma FY2020 Free Cash Flow of US$608m (£458m).
- **Creates a larger and more diversified North America business** – balance between residential/termite (60%) and commercial (40%).
- **Limited integration risk** - M&A track record of both Rentokil Initial and Terminix.
- Ongoing commitment to **strong, complementary Hygiene & Wellbeing business -** cross- and up-sell opportunities to enlarged customer base targeted.
- **Rentokil Initial's medium-term target growth rates maintained.**
- Retained commitment to Rentokil Initial's current **progressive dividend policy** and **investment credit grade rating** - targeting net debt to EBITDA of 2.0-2.5x in the medium term.

North America Business Mix

	Residential (incl. Termites)	Commercial
Terminix	76%	24%
Rentokil Initial	40%	60%
Pro Forma	~60%	~40%

Opportunity to increase Group Net Operating Margins through cost reductions and operational efficiencies by c.100bps in each of the full three years post completion

9

Note: GBP/USD rate of 1.3273 as per 10 December 2021 used to form Combined Group. Calculated using Terminix financial results in US GAAP and Rentokil Initial results in accordance with IFRS. Subject to amendment by Rentokil Initial when stated in the Circular and Prospectus and based on Rentokil Initial's accounting policies.

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Restricted - External Delivering Significant Value to Shareholders 10 Stuart Ingall - Tombs Chief Financial Officer

Comme r c i al Pest 40% Res i den ti al Pest 35% Hygiene & Wellbeing 21% French Wo r k w ear 4% Comme r c i al Pest 50% Res i den ti al Pest 12% Hygiene & Wellbeing 32% French Wo r k w ear 6% Creating a Global Leader in Pest Control Rentokil Initial Combined Group I ncreased exposure to Pest FY20 Rev: £2 . 8bn FY20 Rev: £4 . 3bn Scale in North A m eri c a North America 44% Eu r ope 25% UK & RoW 16% A P A C 15% FY20 Rev: £2 . 8bn North America 61% Eu r ope 18% UK & RoW 11% A P A C 10% FY20 Rev: £4 . 3bn Pest 62% Pest 75% 11 1 Note: GBP/USD rate of 1.3273 as per 10 December 2021 used to form Combined Group. Calculated using Terminix financial results in US GAAP and Rentokil Initial results in accordance with IFRS. Subject to amendment by Rentokil Initial when stated in the Circular and Prospectus and based on Rentokil Initial's accounting policies. Restricted - External

1 Based on Rentokil Initial’s 5 - day average daily volume weighted share price and the 5 - day average of the Sterling - US Dollar exchange rate both over the period ending 10 December 2021. Terms of the Agreement • Aggregate consideration of approximately 643.3m new Rentokil Initial shares (in the form of ADSs) and approximately US$1.3bn in cash. • Values Terminix at US$6.7bn, implying a value of US$55.00 per Terminix common stock and represents aggregate consideration mix of 80% stock and 20% cash. 1 • Premium of 47.0% over the closing price of Terminix common stock on 13 December 2021. • Premium of 32.5% over the 90 - day volume weighted average share price of Terminix ending on 13 December 2021. • Terminix shareholders may elect to receive all cash or all stock consideration, subject to proration in the event of oversubscription. • Total number of Rentokil Initial ADSs to be issued and aggregate amount of cash to be paid will not vary as a result of individual elections. • Rentokil Initial will list ADSs on the New York Stock Exchange. • Terminix shareholders will own approximately 26% of the Combined Group on completion. • In line with Rentokil Initial's undertakings to the CMA, Terminix will dispose of its UK business prior to completion of the transaction. 12 Restricted - External

Value Creation: Synergies & Integration • Annualised pre - tax net cost synergies of at least US$150m (£113m) by the third full year post completion. • Run rate synergies expected to accumulate c.30%, c.80% and 100% in the first, second and third 12 month periods respectively, post completion. • Expected aggregate cash implementation costs of approximately US$150m, half of which will be incurred in the first 12 months post completion. • Back office synergies from reduced corporate costs and scale efficiencies in administrative functions and overheads will represent c.50% of total synergies. • Combining branches and routes will drive service productivity and savings in property costs, representing the remaining c.50% of total synergies. • Additional (non - operating) synergies of $11m also expected to be achieved through financing. 13 Note: GBP/USD rate of 1.3273 as per 10 December 2021 used to form Combined Group. Calculated using Terminix’s financial results in US GAAP. Subject to amendment by Rentokil Initial when stated in the Circular and Prospectus and based on Rentokil Initial's accounting policies. Restricted - External

Following completion of the Combination, Rentokil Initial will continue to target the medium - term annual growth rates set out at the Company’s Capital Markets Day on 28 September 2021: • Ongoing Revenue growth of 6% to 9% • Organic Revenue growth of 4% to 5% • Pest Control: 4.5% to 6.5% • Hygiene & Wellbeing: 4% to 6% • Workwear: 3% to 4% • Ongoing Operating Profit growth of 10%+ • Free Cash Flow conversion of c.90% Substantially increased scale, providing an enlarged platform for profitable growth Combination will also help the enlarged group deliver operational efficiencies and reduced costs to deliver 100bps increase in margins for each of the full three years post - completion. Committed to Medium - Term Growth Targets 14 Restricted - External

Restricted - External • Transaction expected to close in the second half of 2022 subject to, amongst other things: • obtaining shareholder approvals from Rentokil Initial and Terminix shareholders; • obtaining U.S. regulatory approval; and • approval of the new Rentokil Initial shares for listing on the LSE and the Rentokil Initial ADSs on the NYSE. • Completion of the transaction is not subject to any financing condition. • Prospectus and shareholder circular convening general meeting to be distributed in due course. Timing to Completion 15

Attractive Proposition for Shareholders Margin Profile EPS Accretive Returns Leverage Dividend • Combined Group's margin profile and operating scale efficiencies will enable it to reduce its costs and increase overall efficiencies. • Expected to deliver mid - teens percent accretion in the first full year following completion. 1 • The transaction values Terminix at: 19.3x 2021E consensus EBITDA pre synergies; and 13.9x 2021E consensus EBITDA pro forma for aggregate cost synergies across the Combined Group of $150m. 2 • Net Debt to EBITDA targeted to be 2.0x to 2.5x in the medium term, maintaining BBB investment grade rating. • Remain committed to Rentokil Initial’s progressive dividend policy. 16 Note: GBP/USD rate of 1.3273 as per 10 December 2021 used to form Combined Group. Calculated using Terminix financial results in US GAAP and Rentokil Initial results in accordance with IFRS. Subject to amendment by Rentokil Initial when stated in the Circular and Prospectus and based on Rentokil Initial's accounting policies. 1 Earnings accretion is not a profit forecast 2 Source: FactSet for consensus Restricted - External

Restricted - External Colleagues, Customers and ESG & Conclusion 17 Andy Ransom Chief Executive Officer

Restricted - External 1 8 18 • Combined c.56,000 colleagues (Terminix: 11,400 people, Rentokil Initial: 44,500 people): • Shared strong culture and values; continued investment on highly trained colleagues. • Opportunities to share retention and recruitment best practices. • Fostering a “best of breed” mix on leadership and people: • Proud of each’s accomplishments, humble enough to learn from the other. • Commitment to main US locations including Memphis, Charlotte and Reading. • Both companies have a strong commitment to customer service: • c.2.9m Terminix customers, c.2m Rentokil Initial customers. • Larger footprint to support global customers. • Terminix customers to benefit from access to proprietary products and strong innovative pipeline, best - in - class digital tools. • Commitment to net zero emissions by 2040 and new more sustainable/non - tox products Commitment to respecting people and acting responsibly Colleagues, Customers and ESG

Restricted - External Creating the Global Leader in Pest Control and Hygiene & Wellbeing “These are two highly complementary businesses with a similar operational playbook focused on supporting great people to provide outstanding customer service across Pest Control and Hygiene & Wellbeing. The combination will deliver further investment and the sharing of best practices to enable our talented teams to better serve customers, protecting them from the growing threat of pests and meeting their future needs. This is a win - win - win for colleagues, customers and shareholders.” Increased scale and leadership in the global pest control market 1. A complementary and synergistic portfolio combination 3. An attractive financial profile 4. Substantially increased scale in North America, providing an enlarged platform for profitable growth 2. 19

Restricted - External Q& A 20